SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Airlines Increases Boeing 737 MAX Order to 135 Aircraft; Converts 30 Orders to Larger MAX 10

São Paulo, July 16, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL Airlines”, “GOL” or “Company”), (NYSE: GOL and B3: GOLL4), and Boeing (NYSE: BA) announced today that GOL Airlines has signed a new contract for the acquisition of 15 additional MAX 8 jets, growing GOL’s total MAX orders to 135 jets, and the conversion of 30 current MAX 8 orders to 737 MAX 10 jets.

Brazil’s leading carrier is adding the newest and largest member of the 737 MAX family, as these advanced aircraft will help GOL meet its commitment to further enhance operational efficiency by flying a young, modern and safe fleet.

"This new order reflects our strategic policy of reducing operating costs by operating a standardized fleet and a large route network, permitting GOL to continue to lower the cost of air travel across Brazil and add new destinations.  We are confident that the 737 MAX 10 will offer significant competitive advantages for GOL on high density routes and in airports with slot constraints,” said Paulo Kakinoff, CEO of GOL Airlines. “We look forward to flying the MAX and taking advantage of its efficiency and improved passenger comfort.”

A 737 MAX 10 will enable GOL to comfortably serve more than 30 additional passengers compared to its 737 MAX 8, which seats up to 186 passengers in the airline’s configuration. The additional capacity will provide GOL greater flexibility and a competitive cost advantage as the MAX 10 will have the lowest cost per seat of any single-aisle airplane in the market. “Increased seat capacity per aircraft not only reduces the costs of providing passenger transportation, but also improves our ability to distribute passengers within our large domestic and growing international flight networks,” adds Kakinoff.

The first aircraft under GOL’s first order of 737-800 NGs was added to GOL’s fleet 12 years ago, in July 2006, and GOL took delivery of its first 737 MAX 8 airplane last month, kicking off a fleet renewal that will continue through 2028. The 737 MAX 8 consumes 15% less fuel than GOL’s 737-800 NG aircraft and will be instrumental in GOL’s continued reduction of operating costs.

GOL’s integrated flight network offers over 700 daily flights to destinations in Brazil while providing customers with the most convenient flight schedules in the country. Through the 737 MAX 8’s longer range capabilities, GOL’s network is adding service to new destinations in Latin America and the United States. The Company’s 90 current airline distribution partnerships make the combined network one of the largest for passengers flying to and from Brazil. The all-Boeing operator is set to be the largest MAX operator in Latin America.

“This order shows why GOL has been a pioneer in low-cost air travel in Brazil. The airline is always looking for ways to bring the best fares to its customers. GOL will be able to do just that with the 737 MAX 10’s additional capacity and unbeatable economics,” said Ihssane Mounir, senior vice president of Commercial Sales and Marketing for The Boeing Company. “We continue to see strong market demand for the largest MAX model thanks to the additional capacity and unbeatable operating costs.”

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Airlines Increases Boeing 737 MAX Order to 135 Aircraft; Converts 30 Orders to Larger MAX 10

The 737 MAX family is designed to offer customers exceptional performance, with lower per-seat costs and an extended range that is opening up new destinations in the single-aisle market. The 737 MAX incorporates the latest CFM International LEAP-1B engines, Advanced Technology winglets, Boeing Sky Interior, large flight deck displays and other features to deliver the highest efficiency, reliability and passenger comfort in the single-aisle market.

The 737 MAX is the fastest-selling airplane in Boeing history, with 100 customers ordering more than 4,600 airplanes. For more information and feature content, visit www.boeing.com/commercial/737max. GOL also uses Boeing Global Services to improve its operational efficiency through products and services such as Airplane Health Management for its 737 MAX fleet, Maintenance Performance Toolbox and the Engine Fleet Planning and Costing (EFPAC) tool.

GOL’s fleet growth tracks Brazilian economic growth, and GOL’s aircraft contracts are structured to provide flexibility for higher or lower market growth and emerging opportunities. GOL currently operates 119 Boeing 737 aircraft, including 118 NGs (-7 and -8 models) and one MAX (-8 model received into the fleet last month). In 2018, the Company will incorporate an additional five MAXs into the fleet, replacing four NGs. In 2019, plans are to replace eight NGs with ten MAXs. Plans are to incorporate the MAX 10 into the fleet beginning in 2022.

The fleet modernization plan guarantees that the GOL fleet will maintain its status as one of the youngest and most-modern in the world. By the end of 2024, over 50 percent of the fleet will be comprised of 78 MAX aircraft, reducing the average age of the fleet to 5.5 years. At the end of 2027, over 75 percent of the fleet will be comprised of 118 MAX aircraft, reducing the average age of the fleet to 4.8 years. The table below details the fleet plan through 2027:

Fleet Plan (Average, EOP)	737 NG	737 MAX	Total
2018	114	6	120
2019	106	16	122
2020	100	25	125
2021	93	35	128
2022	84	48	132
2023	71	65	136
2024	62	78	140
2025	50	95	145
2026	43	107	150
2027	37	118	155

2	GOL Linhas Aéreas Inteligentes S.A.

GOL Airlines Increases Boeing 737 MAX Order to 135 Aircraft; Converts 30 Orders to Larger MAX 10

GOL Intelligent Airlines

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

The Boeing Company

Communications

Paul Bergman

206-724-7292

paul.r.bergman2@boeing.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 66 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.